FORM 6-K

                             UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549

                          -----------------

                     REPORT OF FOREIGN PRIVATE ISSUER
                   PURSUANT TO RULE 13a-16 or 15d-16 OF
                   THE SECURITIES EXCHANGE ACT OF 1934
                          FOR November 30, 2005

                  DYNAMOTIVE ENERGY SYSTEMS CORPORATION
          (Exact name of Registrant as specified in its charter)

                          -----------------


                     Suite 230-1700 West 75th Avenue
                              Vancouver, BC
                              Canada V6P 6G2
                              (604) 267-6000
                  (Address of principal executive offices)

                           -----------------

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

                       FORM 20-F  X    FORM 40-F
                                 ---             ---
[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                             YES         NO  X
                                 ---        ---

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable













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                                  FORM 27

                MATERIAL CHANGE REPORT UNDER SECTION 85(1)
                 OF THE SECURITIES ACT (BRITISH COLUMBIA)

1.    Reporting Issuer
      ----------------

      DynaMotive Energy Systems Corporation
      230-1700 West 75th Avenue
      Vancouver, BC V6P 6G2

      Tel. (604) 267-6013

2.    Date of Material Change
      -----------------------

      November 29, 2005

3.    Press Release
      -------------

      November 29, 2005

4.    Summary of Material Change
      --------------------------

DynaMotive Energy Systems Corporation (OTCBB: DYMTF), Vancouver, B.C. - Following the announcement of July 12th 2005, relating to the potential development of a 500 tonne per day facility in Nova Scotia, DynaMotive
and   E & R Langille Contracting Ltd. of Nova Scotia announced today that they have signed an Interim Project Development Agreement for a potential 500 tonne per day BioOil production facility.

The parties further announced that initial technical and economic studies have been completed successfully and that the project site has been secured. Tecna SA has been retained as consulting engineer for the project and is currently conducting site and final technical reviews. Subject to satisfactory conclusions, the parties have agreed to enter into follow-on agreements for project development and technology licensing.

The interim agreement signed sets out initial capital contributions for E & R Langille, DynaMotive and other development partners in the first project phase, which is feasibility focussed, and establishes key parameters relating to future project capitalization, ownership and technology licensing arrangements.

The proposed plant is expected to be completed in two stages, comprised of an initial 200tpd facility with a further module to be added subsequently. The plant is expected to be located near the port of Pictou in Nova Scotia and will utilize wood chips and other biomass sources in the area. The parties have confirmed access to 500 tonnes
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per day of biomass for the proposed plant.

5.    Full Description of Material Change
      -----------------------------------

      Please see attached press release

6.    Reliance on Section 85(2) of the Act
      ------------------------------------

      N/A

7.    Omitted Information
      -------------------

      N/A

8.    Senior Officers
      ---------------

      The following senior officer of the Issuer is knowledgeable about the material change and maybe contacted by the Commission at the address and telephone number below.

      Andrew Kingston
      President & CEO
      6876 Churchill Street
      Vancouver, BC V6P 5B3
      (604) 267-6013

9.    Statement of Senior Officer
      ---------------------------

      The foregoing accurately discloses the material change referred to herein.


DATED at Vancouver, B.C. as of the 29th day of November 2005.

            DYNAMOTIVE ENERGY SYSTEMS CORPORATION

                                (signed)    "Andrew Kingston"
                                             ----------------
                                             Andrew Kingston
                                             President & CEO








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IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT
REQUIRED TO BE FILED OR FURNISHED UNDER THE APPLICABLE SECURITIES
LEGISLATION THAT, AT THE TIME AND IN THE LIGHT OF CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

DYNAMOTIVE ENERGY SYSTEMS CORPORATION  News Release:  November 29, 2005
                       Project Development Update

   DynaMotive and E&R Langille Sign Interim Development Agreement for 500tpd BioOil Facility in Nova Scotia Tecna Retained as Consulting
                          Engineer for Project

DynaMotive Energy Systems Corporation (OTCBB: DYMTF), Vancouver, B.C. - Following the announcement of July 12th 2005, relating to the potential development of a 500 tonne per day facility in Nova Scotia, DynaMotive
and   E & R Langille Contracting Ltd. of Nova Scotia announced today that they have signed an Interim Project Development Agreement for a potential 500 tonne per day BioOil production facility.

The parties further announced that initial technical and economic studies have been completed successfully and that the project site has been secured. Tecna SA has been retained as consulting engineer for the project and is currently conducting site and final technical reviews. Subject to satisfactory conclusions, the parties have agreed to enter into follow-on agreements for project development and technology licensing.

The interim agreement signed sets out initial capital contributions for E & R Langille, DynaMotive and other development partners in the first project phase, which is feasibility focussed, and establishes key parameters relating to future project capitalization, ownership and technology licensing arrangements.

The proposed plant is expected to be completed in two stages, comprised of an initial 200tpd facility with a further module to be added subsequently. The plant is expected to be located near the port of Pictou in Nova Scotia and will utilize wood chips and other biomass sources in the area. The parties have confirmed access to 500 tonnes per day of biomass for the proposed plant.

The progress on the project represents a significant step forward in the deployment of DynaMotive's technology in Canada, and comes shortly after DynaMotive announced its first commercial shipment of BioOil from the West Lorne facility.

About DynaMotive

DynaMotive is an energy systems company focused on the development of innovative energy solutions based on its patented fast pyrolysis system. Through the application of fast pyrolysis, DynaMotive unlocks the natural energy found in the world's abundant organic resources traditionally discarded by the agricultural and forest industries. DynaMotive's technology economically converts biomass into a renewable, environmentally friendly fuel. DynaMotive has successfully demonstrated conversion of these residues into fuel known as BioOil, as well as char.

About E & R Langille

E & R Langille Contracting Limited is a family run company established in 1981 and based in Nova Scotia. It is primarily a forestry logging and chipping operation with a subsidiary forest product trucking company, Langille Brothers Contracting Limited. The two companies employ 60 full time employees.


For more information on DynaMotive, please call:

Corporate Communications:
Telephone: (604) 267-6000
Toll Free (in North America):  1-877-863-2268
Fax:  (604) 267-6005
Email:  info@dynamotive.com
Website:  www.dynamotive.com

Forward Looking Statement

Statements in this news release concerning the company's business outlook or future economic performance; including the anticipation of future plant start-ups, partnerships, government assistance, other anticipated cash receipts, revenues, expenses, or other financial items; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements". Forward-looking statements are by their nature subject to risks, uncertainties and other factors which could cause actual results to differ materially from those stored in such statements. Such risks, uncertainties and factors include, but are not limited to, changes in energy prices, availability of capital, and the Company's ability to access capital on acceptable terms or any terms at all, changes and delays in project development plans and schedules, customer and partner acceptance of new projects, changes in input pricing, competing alternative energy technologies, government policies and general economic conditions. These risks are generally outlined in the Company's disclosure filings with the Securities and Exchange Commission

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